SciSparc Ltd.

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916, Israel

June 17, 2024

Via EDGAR

Jimmy McNamara

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	SciSparc Ltd. (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-277394)

Filed on May 2, 2024

Dear Sirs:

The purpose of this letter is to respond to the comment letter of May 16, 2024, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-mentioned Post-Effective Amendment No. 1 to Registration Statement on Form F-1. For your convenience, each of your original comments appears in bold text, followed by our response. We are concurrently submitting Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”). All page references in the responses set forth below refer to page numbers in Amendment No. 2.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

AutoMax Agreement and Plan of Merger, page 2

1.	Please revise your disclosure to indicate whether it is anticipated that the combined company will continue to pursue the business of SciSparc, will pursue the business of AutoMax or will pursue the business of both companies.

Response: We have revised our disclosure on page 2 in response to the Staff’s comment.

Jimmy McNamara
Alan Campbell
Division of Corporate Finance
Office of Life Sciences
Securities and Exchange Commission
June 17, 2024

Use of Proceeds, page 21

2.	Please revise this section to describe whether proceeds received under the SEPA are anticipated to be used for SciSparc’s business or AutoMax’s business.

Response: We have revised our disclosure on page 25 in response to the Staff’s comment.

General

3.	We note your disclosure that on April 10, 2024 you entered into an Agreement and Plan of Merger with AutoMax. Please revise your prospectus to provide a fulsome discussion of the business operations of AutoMax. Refer to Item 4A of Form F-1.

Response: We have revised our disclosure on page 2 in response to the Staff’s comment.

We acknowledge to the Commission that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time or require additional information, please do not hesitate to contact our legal counsel, Oded Har-Even, Esq. at (212) 660-5002 of Sullivan & Worcester LLP.

Sincerely,

SciSparc Ltd.

/s/ Oz Adler
Oz Adler
Chief Executive Officer and Chief Financial Officer